UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

[redacted]

Kabushiki Kaisha Koei
Tekumo Kabushiki Kaisha

(Names of Subject Company)

Koei Co., Ltd.
Tecmo, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Koei Co., Ltd.
Tecmo, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

[redacted]

(CUSIP Number of Class of Securities (if applicable))

Koei Co., Ltd.
Attn.: Noboru Hosaka
Legal Advisor
Resource Management Department, Business Administration Division
1-18-12, Minowa
Kohoku-ku, Yokohama 223-8503
Japan
(telephone number: 81-45-564-1151)

Tecmo, Ltd.
Attn.: Norihiro Mukai
General Manager
Administration Department & Corporate Planning Department
Hiei Bldg. 7th Floor, 4-1-3 Kudankita,
Chiyoda-ku, Tokyo 102-8230
Japan
(telephone number: 81-3-3222-7645)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total Pages: 21

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated November 18, 2008 of Koei Co., Ltd. and Tecmo, Ltd. announcing the establishment of a holding company.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of Koei Co., Ltd. and Tecmo, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koei Co., Ltd.

By: ______________________________

Name: Kenjiro Asano
Title: Managing Executive Officer & CFO

Date: November 18, 2008

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tecmo, Ltd.

By: ______________________________

Name: Yasuharu Kakihara
Title: Chairman of the Board and President

Date: November 18, 2008

EXHIBIT

(Translation)

November 18, 2008

To whom it may concern:

Company Name:	Tecmo, Ltd.
Representative:	Yasuharu Kakihara Representative Director and Chairman of the Board, President
(Stock Code:	9650, First Section of the Tokyo Stock Exchange)
Contact:	Norihiro Mukai General Manager of the Administration Department & Corporate Planning Department (Tel: 03-3222-7645)
Company Name:	KOEI Co., Ltd.
Representative:	Masaru Iyori Chairman & CEO
(Stock Code:	9654, First Section of the Tokyo Stock Exchange)
Contact:	Kenjiro Asano Managing Executive Officer & CFO, General Manager of the Business Administration Division (Tel: 045-562-8111)

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Notification Regarding Integration of Tecmo, Ltd. and KOEI Co., Ltd. through Establishment of a Joint Holding Company (Share Transfer)

Tecmo, Ltd. ("Tecmo") and KOEI Co., Ltd. ("KOEI") have reached an agreement, subject to the approval of their respective extraordinary general meetings of shareholders scheduled to be held on January 26, 2009, with respect to the establishment of TECMO KOEI HOLDINGS CO., LTD. (the "Joint Holding Company") through a share transfer scheduled to become effective on April 1, 2009 (the "Share Transfer"). As of November 18, 2008, pursuant to the approval of the respective meetings of the Boards of Directors of Tecmo and KOEI held on November 18, 2008, both companies have prepared a "Share Transfer Plan" pertaining to the Share Transfer, and have entered into an agreement concerning the management integration of the two companies (the "Integration Agreement"), as described below:

1. Background and Purpose of Management Integration through the Share Transfer

Recent changes in the market environment surrounding the game industry have been further accelerated by the sophistication of hardware performance, explosive spread of handheld game consoles and rapid growth of the online mobile market, among other factors, and the market competition has become tighter in response to more diversified and sophisticated users' needs. In addition, diversification of the game platforms and the importance of the overseas markets are growing at a high pace. Thus, it has become an important business challenge for the industry to seize growth opportunities through planning and development with an accurate understanding of the market needs as well as through the creation of new market demands, and to drive globalization and enhance the response to the multi-platform environment.

In such an environment, Tecmo and KOEI have had advanced discussions in connection with the management integration aiming for the enhancement of their profitability and management structure while taking advantage of their sound financial condition and mutual expertise, and further expansion and development through the creation of the world's No.1 entertainment contents.

Tecmo, which has released action game software series with worldwide popularity such as "DEAD OR ALIVE" and "NINJA GAIDEN," enjoys high brand awareness in the U.S. and European markets. Tecmo also has a unique selling position in areas such as adventure games, development of LCD software for pachinko/pachislot machines and operation of amusement facilities. Moreover, Tecmo's ability to develop games by making the most of the characteristics of each platform has earned it high praise.

KOEI has an extra edge in areas such as strategy games, tactical action games, games for women and online games. KOEI, which created such popular series as "Nobunaga's Ambition," "Dynasty Warriors (Shin-Sangoku Musou)" and "Neo Romance," has established strong brand recognition principally in the Asian markets. Since the establishment in 1990 of a division dedicated to cutting-edge technologies, KOEI has accumulated extensive know-how on development tools, communication and network technologies and other new-generation technologies as well as on compliance with requirements of the multi-platform environment.

In such sectors, areas and platforms of their respective strengths, both of Tecmo and KOEI can expect to expand their operating base through a mutual complementary relationship. In particular, in the area of action games, which is the area of strength of both companies and can be positioned as the most important area for their great leap in the global market, Tecmo and KOEI can expect to maximize opportunity revenue with strategic offerings of products while making the integration a significant growth opportunity through innovative product development with the exploitation of their common synergies. Tecmo and KOEI also believe that the combination of KOEI's know-how on media mix and logistics functions in Japan, Europe and Asia, and Tecmo's products and intellectual property rights will allow them to expand margins within the group and to create new market demands. Thus, with the confidence that Tecmo and KOEI will be able to boost their brand power by making the most of their respective strengths and management resources and also be able to acquire a more solid management base and tremendous growth opportunities on a global basis, Tecmo and KOEI have reached the conclusion that it would be best to proceed with the management integration.

Through the management integration, Tecmo and KOEI will share their respective technological strengths and know-how and will expand their customer bases and improve their presence in the U.S., Europe, Asia and other overseas markets, increasing their profitability on a global basis. Tecmo and KOEI will also work to increase their profitability by improving its game development efficiency with a thorough and reasonable process management and know-how sharing and by improving their management efficiency by way of optimization of headquarters functions. Furthermore, the management integration of the two companies, which have much in common in their sense of value due to a long friendship between their managements since the very early stage of the games industry, will enable them to promptly secure competent and talented personnel and improve a stable development environment that will allow their staff to fully demonstrate their capacities, as the result of which Tecmo and KOEI will encourage the creativity of each employee and realize a blend of the two for growth, and address further development of their respective brands.

2. Basic Strategies for Management Integration

(1) Management Strategies

(i) Create new entertainment contents;
(ii) Develop multi-use of contents;
(iii) Promote globalization; and
(iv) Optimize allocation of management resources.

(2) Basic Strategies by Business Segment

(i) Games Business

- Create new titles to meet diversified needs of users;
- Further expand the user base and enhance presence in the overseas markets (North America, Europe, Asia and others) as well as in the domestic market; and

- Promote more efficient development and further increase title development abilities by sharing technical strengths and know-how, including those related to actions and simulations.

(ii) Online Business

- Expand the membership and develop new user base through reinforcement of the titles lineup;
- Elevate the service level and develop new business through the sharing of operational know-how; and
- Accelerate global business development by making use of the development resources and know-how on overseas marketing.

(iii) Mobile Business

- Enhance services and develop efficiency through the sharing of operational know-how and infrastructure;
- Increase the ability to develop titles for mobile users;
- Diversify business through expansion of alliances with other companies; and
- Develop a media mix in cooperation with the games business, online business and media rights business.

(iv) Media Rights Business

- Further strengthen the event business through active utilization of Tecmo's and KOEI's contents;
- Promote a more diversified media mix operation through the sales of title-related media (walkthrough books, CDs, DVDs, etc.) and related goods as well as through the use of broadcasting and communication media; and
- Development of original contents at the initiative of media rights business.

(v) SP Business

- Effectively develop the business by combining both companies' popular contents and know-how for the development of pachinko/pachislot; and

- Enhance publishing and contents delivery for pachinko/pachislot fans.

(vi) Amusement Business

- Develop business-use amusement equipment, free gifts and premiums, and amusement facilities based on the two companies' contents;
- Implement sales promotion activities of home game software offered by both companies; and
- Hold media rights business events and sell related goods and other activities through the utilization of the stores.

Through the strategies set out above, the Joint Holding Company to be newly established aims to achieve its management target for fiscal year of 2011 of JPY 70 billion in consolidated sales, JPY 16 billion in consolidated operating income, and JPY 21 billion in consolidated ordinary income.

3. Scheme for Realization of Integration Effects

Through the effective use of all business resources within the group, the Joint Holding Company will expand businesses in the existing business area, create new markets and seize business development opportunities. Moreover, the Joint Holding Company will establish a business and organizational structure in pursuit of the maximization of the group's corporate value in order to increase the business efficiency by optimizing the operations of the whole group.

4. Summary of Share Transfer

(1) Schedule of Share Transfer

November 18, 2008	Meetings of Board of Directors to approve the preparation of the Share Transfer Plan and conclusion of the Integration Agreement (Tecmo and KOEI)
November 18, 2008	Preparation of the Share Transfer Plan and conclusion of the Integration Agreement (Tecmo and KOEI)
November 18, 2008	Public notice of the record date for the Extraordinary General Meetings of Shareholders (Tecmo and KOEI)

December 3, 2008 (scheduled)	Record date for the Extraordinary General Meetings of Shareholders (Tecmo and KOEI)
January 26, 2009 (scheduled)	Extraordinary General Meetings of Shareholders for approval of the Share Transfer Plan (Tecmo and KOEI)
March 26, 2009 (scheduled)	Delisting of shares from the Tokyo Stock Exchange (Tecmo and KOEI)
April 1, 2009 (scheduled)	Incorporation and registration of the Joint Holding Company (Effective date of the Share Transfer)
April 1, 2009 (scheduled)	Listing of shares of the Joint Holding Company

The above schedule is subject to change upon consultation between the two companies if the necessity arises in the course of the proceedings for the Share Transfer or under other circumstances.

(2) Details of Allotment in Share Transfer (Share Transfer Ratio)

Company Name	KOEI	Tecmo
Share Transfer Ratio	1	0.9

(Note 1) 0.9 shares of common stock of the Joint Holding Company will be allotted and delivered per each share of common stock of Tecmo, and 1 share of common stock of the Joint Holding Company will be allotted and delivered per each share of common stock of KOEI. If the number of shares of common stock of the Joint Holding Company which is to be delivered to a shareholder of Tecmo or of KOEI through the Share Transfer contains any fraction less than one share, the Joint Holding Company will pay the relevant shareholder a cash amount corresponding to such fractional portion less than one share, pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

The above share transfer ratio is subject to change upon consultation between Tecmo and KOEI in the event of the occurrence of any material change to the conditions upon which the calculations are based.

One unit of shares of the Joint Holding Company shall consist of 100 shares.

(Note 2) Number of New Shares in the Joint Holding Company to be delivered through the Share Transfer (scheduled)

89,771,691 shares of common stock

The above number has been calculated based on the total number of issued and outstanding shares in Tecmo as of June 30, 2008 (24,279,316 shares) and the total number of issued and outstanding shares in KOEI as of September 30, 2008 (69,670,750 shares). Provided, however, that the treasury shares held by Tecmo and KOEI (Tecmo: 725,524 shares as of June 30, 2008; KOEI: 1,097,471 shares as of September 30, 2008) have been excluded in calculating the above number because Tecmo and KOEI plan to cancel their respective treasury shares held as of the day preceding the effective date of the Share Transfer (the "Effective Date of Share Transfer"), to the extent practicable. The two companies may respectively acquire new treasury shares on or before the day preceding the Effective Date of Share Transfer, and plan to cancel such treasury shares as well, to the extent practicable. In that case, the number of new shares to be delivered by the Joint Holding Company may be changed. In addition, in the case where stock acquisition rights in Tecmo or KOEI are exercised no later than immediately before the Effective Date of Share Transfer, the number of new shares to be delivered by the Joint Holding Company may be changed.

(3) Grounds for Calculation of Share Transfer Ratio

(i) Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, Tecmo and KOEI appointed GCA Savvian Corporation ("GCAS") and Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") as their respective financial advisers for the management integration, and requested each of them to calculate the Share Transfer Ratio. Tecmo and KOEI received share transfer ratio calculation reports from GCAS and Daiwa Securities SMBC, respectively.

GCAS used the average market price analysis, the comparable company analysis and the discounted cash flow (DCF) analysis as the analysis methods with respect to Tecmo and KOEI, after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of Tecmo as against one share of common stock of KOEI):

	Calculation Method	Valuation Range of Share Transfer Ratio
(i)	Average market price analysis	1: 0.69 - 0.75
(ii)	Comparable company analysis	1: 0.61 - 0.84
(iii)	DCF analysis	1: 0.74- 1.01

In conducting the calculation of the Share Transfer Ratio through the average market price analysis, GCAS employed November 14, 2008 as the valuation date, and taking into consideration the period after the announcement of consideration of management integration of Tecmo and KOEI on September 4, 2008 and the period after the announcement of revision of Tecmo's forecast for the fiscal year ending December 31, 2008 released on October 14, 2008, GCAS employed the average closing prices per share during the one month (from October 15, 2008 to November 14, 2008) and the two months (from September 16, 2008 to November 14, 2008) immediately preceding the valuation date.

GCAS, in submitting its report on the calculation of the Share Transfer Ratio (the "Calculation Report 1") and conducting the analysis upon which such report is based, relied upon the information furnished by Tecmo and KOEI, publicly available information and other materials in their original form, in principle. GCAS assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. GCAS has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of Tecmo and KOEI and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, GCAS assumed that the financial forecasts of Tecmo and KOEI were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

On the other hand, Daiwa Securities SMBC used the market price analysis and the DCF analysis as the analysis methods with respect to Tecmo and KOEI, after analyzing the terms and conditions of the Share Transfer as well as the results of the financial, tax-related and legal due diligence, in order to conduct a comprehensive analysis of the market prices of the stock and future earning capabilities, among other factors, of both companies.

The results derived from each of the principal analysis methods are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation ranges of shares of common stock of Tecmo as against one share of common stock of KOEI):

	Calculation Method	Valuation Range of Share Transfer Ratio
(i)	Market price analysis	1: 0.63 - 0.83
(ii)	DCF analysis	1: 0.83 - 0.99

In conducting the calculation of the Share Transfer Ratio through the market price analysis, Daiwa Securities SMBC employed November 14, 2008 as the valuation date, and considering the periods generally used for the calculation of average prices and the status of transactions of stocks of Tecmo and KOEI on the market, Daiwa Securities SMBC employed the volume weighted average prices per share for the period from November 7, 2009, the business day following the date on which KOEI released its interim results for the year ending March 31, 2009, to the valuation date and for the one-month, three-month and six-month periods immediately preceding the valuation date.

In using the DCF analysis, Daiwa Securities SMBC assessed the business value of each of Tecmo and KOEI by discounting future cash flows from their respective business assets to the present value at a certain discount rate, and calculated the value per share. The business plans of both companies, which formed the basis of the calculation by the use of DCF analysis, are based on projections reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

Daiwa Securities SMBC, in submitting its report on the calculation of the Share Transfer Ratio (the "Calculation Report 2") and conducting the analysis upon which such report is based, relied upon the information furnished by Tecmo and KOEI, publicly available information and other materials in their original form, in principle. Daiwa Securities SMBC assumed the accuracy and completeness of all such information and materials, and has not independently verified such accuracy and completeness. Daiwa Securities SMBC has not independently valued, appraised or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of Tecmo and KOEI and of their respective subsidiaries and affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, Daiwa Securities SMBC assumed that the financial forecasts of Tecmo and KOEI were reasonably prepared pursuant to the best forecasts and judgments currently available to the two companies' respective managements.

(ii) Background of Calculation

As described above, Tecmo and KOEI requested GCAS and Daiwa Securities SMBC, respectively, to conduct a calculation of the Share Transfer Ratio for the Share Transfer, and with reference to the results of such third party financial advisors' calculations, comprehensively considered such factors as the financial and asset conditions and future forecasts of each company. As a result of prudent discussions with respect to the Share Transfer Ratio, Tecmo and KOEI reached the conclusion and agreed that the Share Transfer Ratio set forth above is appropriate.

(iii) Relationship with Financial Advisors

Neither of the financial advisors GCAS and Daiwa Securities SMBC is a related party of Tecmo or KOEI.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by Wholly-Owned Subsidiaries

With regard to the stock acquisition rights already issued by each of Tecmo and KOEI, Tecmo and KOEI will allot and deliver to the holders of each of such existing stock acquisition rights, stock acquisition rights in the Joint Holding Company that will replace such existing stock acquisition rights, with consideration given to the terms of each of such stock acquisition rights as well as the Share Transfer Ratio.

Neither Tecmo nor KOEI has issued any bonds with stock acquisition rights.

(5) Application for Listing of the Joint Holding Company

Tecmo and KOEI will apply for listing of the shares of the newly-established Joint Holding Company on the Tokyo Stock Exchange. Shares of the Joint Holding Company are expected to be listed on April 1, 2009. Furthermore, the shares of each of Tecmo and KOEI, which will become wholly-owned subsidiaries of the Joint Holding Company through the Share Transfer, are scheduled to be delisted from the Tokyo Stock Exchange on March 26, 2009, upon the listing of the shares of the Joint Holding Company. The actual delisting date for the shares in Tecmo and KOEI will be determined in accordance with the regulations of the Tokyo Stock Exchange.

5. Profile of Relevant Parties to Share Transfer

(1)	Trade Name	Tecmo, Ltd.	KOEI Co., Ltd.
(2)	Principal Business	Planning, development, research and sales of home computer game software, and planning, development and operation of amusement facilities.	Planning, development and sales of personal computer and home video game software, and planning, production and sales of books and compact disks.
(3)	Date of Establishment	July 31, 1967	July 25, 1978
(4)	Location of Head Office	1-34, Kudan-kita 4-chome, Chiyoda-ku, Tokyo	18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa
(5)	Name and Title of Representative	Yasuharu Kakihara Representative Director and Chairman of the Board, President	Masaru Iyori Chairman & CEO
(6)	Paid-in Capital	JPY 5,823 million (as of June 30, 2008)	JPY 9,090 million (as of September 30, 2008)
(7)	Total Number of Issued and Outstanding	24,279,316 (as of June 30, 2008)	69,670,750 (as of September 30, 2008)

	Shares		
(8)	Net Assets (consolidated)	JPY 20,498 million (as of June 30, 2008)	JPY 57,464 million (as of September 30, 2008)
(9)	Total Assets (consolidated)	JPY 24,137 million (as of June 30, 2008)	JPY 62,802 million (as of September 30, 2008)
(10)	Fiscal Year End	December 31	March 31
(11)	Number of Employees (consolidated)	484 (as of June 30, 2008)	1,213 (as of September 30, 2008)
(12)	Principal Business Partners	Nintendo Co., Ltd. Microsoft Company, Limited Sony Computer Entertainment Inc.	Sony Computer Entertainment Inc. TOHAN Co., Ltd. Nintendo Co., Ltd.
(13)	Principal Shareholders and Shareholding Ratio	Kankyo Kagaku Co., Ltd. 29.76%	Koyu Corporation 43.73%
		Bank of New York GCM Client Account JPRD ISG FEAC (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Transaction Services Division) 4.89%	EUROPEAN KOYU Corporation B.V. (Standing agent: Daiwa Securities SMBC Co., Ltd.) 8.22%
		The Master Trust Bank of Japan, Ltd. (Trust Account) 2.88%	Yoichi Erikawa 4.20%
		JPMCB Omnibus US Pension Treaty JASDEC 380052 (Standing agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department) 2.52%	The Master Trust Bank of Japan, Ltd. (Trust Account) 4.10%
		Japan Trustee Services Bank, Ltd. (Trust Account 4) 2.46%	Keiko Erikawa 4.07%
		MLP FS Custody (Standing agent: Merrill Lynch Japan Securities Company, Limited) 2.07%	KB Holdings Corporation 3.15%
		Kakihara Kagaku Gijutsu Kenkyu Zaidan Foundation 2.05%	YMA Finance Corporation 3.15%

	Sumitomo Mitsui Banking Corporation 1.92% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 1.92% Maeda Corporation 1.92% (As of June 30, 2008)	National Mutual Insurance Federation of Agricultural Cooperatives 2.74% Japan Trustee Services Bank, Ltd. (Trust Account) 2.62% Trust & Custody Service Bank (Securities Investment Trust Account) 0.95% (As of September 30, 2008)
(14) Principal Banks of Account	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Yokohama, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation
(15) Relationship between Parties to Share Transfer	Capital Relationship	Tecmo holds 243 shares in the stock of KOEI.
	Personnel Relationship	Not applicable.
	Business Relationship	Not applicable.
	Relationship with Related Parties	Not applicable.

(16) Consolidated Results for the Latest Three Fiscal Years

	Tecmo (consolidated)			KOEI (consolidated)		
Fiscal Year End	December 2005	December 2006	December 2007	March 2006	March 2007	March 2008
Net Sales (JPY million)	12,277	11,628	12,047	26,224	24,359	29,112
Operating Income (JPY million)	850	1,223	1,886	7,733	5,351	6,636
Ordinary Income (JPY million)	1,220	1,363	1,975	11,981	9,186	10,274
Net Income (JPY million)	617	813	991	7,336	5,166	5,256
Net Income per Share (JPY)	24.90	32.76	40.68	107.91	76.29	77.80
Annual Dividend	20.00	15.00	25.00	55.00	40.00	55.00

per Share (JPY)						
Net Assets per Share (JPY)	802.37	813.83	834.77	833.21	861.93	848.72

6. Profile of New Company to be Established through Share Transfer

(1) Trade Name	TECMO KOEI HOLDINGS CO., LTD.		
(2) Principal Business	Planning, development and sales of software for personal computer and home video game; planning, production and sales of books and compact disks; and planning, development and operation of amusement facilities.		
(3) Location of Head Office	18-12, Minowa-cho 1-chome, Kouhoku-ku, Yokohama-shi, Kanagawa		
(4) Directors, Auditors and Officers (Scheduled)	Representative Director and Chairman	Yasuharu Kakihara	Current Representative Director, Chairman of the Board and President of Tecmo
	Representative Director and President	Kenji Matsubara	Current President and COO of KOEI
	Director	Yoichi Erikawa	Current Founder, Director & Chief Advisor of KOEI
	Director	Keiko Erikawa	Current Founder & Chairman Emeritus of KOEI
	Director	Kazuyoshi Sakaguchi	Current Managing Executive Officer of Tecmo Current Representative Director and President of Tecmowave, Ltd.
	Standing Auditor	Nobutaka Osada	Current Director of Tecmo and Director and Chairman of Tecmowave, Ltd.
	Standing Auditor	Satoru Morishima	Current Standing Auditor of KOEI
	Auditor (outside)	Chiomi Yamamoto	Current Standing Auditor of Tecmowave, Ltd.
	Auditor (outside)	Takashi Ouchi	Current Auditor (part-time) of KOEI
(5) Paid-in Capital	JPY 15 billion		
(6) Net Assets (consolidated)	Undetermined.		
(7) Total Assets (consolidated)	Undetermined.		
(8) Fiscal Year End	March 31		

(9) Outline of Accounting Treatment of Share Transfer
The Share Transfer will be treated as "purchase" under the accounting standards for business combinations and accordingly, the purchase method is expected to apply. At present, we cannot estimate the amount of goodwill. The amount of, and the amortization period for, the goodwill will be announced as soon as they are determined.

(10) Forecast of Impact of Share Transfer on Business Results
The Management Integration Committee established by Tecmo and KOEI is to consider the business forecast after the integration and other issues. An announcement will be made as soon as Tecmo and KOEI make a definite forecast.

(11) Others

The Joint Holding Company will not pay an interim dividend for the first fiscal year after its establishment (from April 2009 to March 2010), but will pay an annual dividend in a lump sum as a year-end dividend.

The amount of the annual dividend of the Joint Holding Company will be determined with comprehensive consideration given to Tecmo's and KOEI's dividend policies and dividend levels to date, as well as the Joint Holding Company's future business plans, among other factors.

END

END